MABEY & COOMBS, L.C.
                         Attorneys at Law
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-6001
                       Phone (801) 467-2021
                        Fax (801) 467-3256

JOHN MICHAEL COOMBS                              writer's direct line 467-2779
                                          writer's e-mail:  jmcoombs@sisna.com

                       November 29, 2004

VIA REGULAR MAIL AND FACSIMILE @ 202-942-9516

John Reynolds, Assistant Director
     Office of Emerging Growth Companies
S. Thomas Kluck, II, Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549
Mail Stop 0511

     Re:   Initial Response to Commission's letter of November 12, 2004, regarding October 14, 2004, Registration Statement on Form SB-2 of Tintic Gold Mining Company, File No. 333-119742, CIK No. 0001301839

Gentlemen:

     This letter is to advise that I received the Commission's letter above in my fax machine on November 12 (after which, on Nov. 15, I spoke with Mr. Kluck) but Mr. Christopulos, the Company's president, only received it last week in the mail. I should have faxed it to him but he was waiting to receive it in the mail which he eventually did.

     Please be advised that we have reviewed the "Proposing Release" and the "Final Release" relative to the adoption of Rule 419 and for a variety of reasons, we do not believe that Rule 419 applies to Tintic-Nevada or its stock dividend being registered for distribution on Form SB-2. We intend to compose a more detailed letter explaining our reasons therefor all as indicated by the Commission as an alternative course of action for us. We are not submitting such letter at this time, however, for the simple reason that, based on the Commission's letter and the legitimate concerns that we believe it raises, we have decided to hire a mining/environmental engineer named Mr. Bruce Yeomans to assist us in putting together a more comprehensive and more credible business plan over the next 12 months, a business plan that will elaborate on what we can do or intend to do in order to explore Tintic-Nevada's mining claims. Mr. Yeomans is very familiar with our property in that during the 1990's he was employed by Centurion Mines Corporation, a mining company that leased the Tintic-Nevada mining claims during the 1980's and 1990's and which at one time had an option to purchase the property outright for $1.5 million in cash.

     Mr. Yeomans is currently employed by Kennecott Copper Corp. here in Salt Lake City and unfortunately, he has been tied up on other matters. He will not have time to assist us until early December. Because we would like to submit our response letter with a revised business plan all as indicated in the Commission's letter please be advised that we will likely not be responding further for at least the next two weeks but certainly before the Christmas Holidays begin. We hope that this delay is acceptable to the Commission. If not, please let me know.
John Reynolds
S. Thomas Kluck, II
Page 2
November 29, 2004



     In the meantime, I would like to take this opportunity to say that we fully understand the Commission's concerns in its letter of November 12.
There are two plain and obvious reasons, however, why Tintic-Utah, Tintic-Nevada's predecessor, failed to pursue or complete a mining exploration program. These are: First, at about the same time that Tintic-Utah filed its Form 10-SB and became reporting in 2001, the Environmental Protection Agency
(EPA) became engaged in an extensive mining clean-up operation in the nearby town of Eureka, an operation that it later designated as a so-called "Super-Fund" site. We are informed that the EPA has spent, or is spending, over $40 million in clean-up costs in the Eureka area, activity that frightened owners of mining claims in the Tintic Mining District because they thought they would be pursued for reimbursement of these exorbitant costs. We have recently learned that the principal mining operator in the District, namely, Chief Consolidated Mining, has been ordered to pay the EPA $60 million in reimbursed clean-up costs. Needless to say, these factors, taken together, had an undue chilling effect on the ability of Tintic-Utah and others in the area to obtain funding for mining exploration or development between 2000 and the beginning of 2004. Significantly, however, these circumstances have now changed. The EPA is completing its clean-up efforts in Eureka; it has also, so we are told, finished going after polluters like Chief Consolidated Mining.

     The second and most important factor that prevented Tintic-Utah from carrying out a mining exploration plan or program was the then-depressed price of precious metals. The prices of silver and gold were so low from 2000 through the end of 2003 that it was literally impossible to obtain funding for an exploration program. Accordingly, Tintic-Utah had little choice but to pursue what may be termed "Plan B." Since then, gold has gone from $250 per ounce to over $450 per ounce, the highest price it has achieved in over 16 years. Silver has similarly risen from below $4.50 per ounce in 2000 to a recent price of $7.70 per ounce. These are staggering price improvements and they certainly change the economic landscape or feasibility for obtaining exploration funding. We would therefore like the opportunity of pursuing our business plan under these new and certainly more exciting factual circumstances.

     Thank you for your time and attention to this matter.

                                   Very truly yours,
                                   MABEY & COOMBS, L.C.

                                   John Michael Coombs
cc:   George Christopulos